MERIDIAN WASTE SOLUTIONS, INC.
12540 BROADWELL ROAD, SUITE 2104
MILTON, GA 30004
January 18, 2017
Via EDGAR
Pamela A. Long
Assistant Director
Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Meridian Waste Solutions, Inc.
       Registration Statement on Form S-1, as amended
       Filed on September 9, 2016
       File No. 333-213579

Dear Ms. Long:

Reference is made to our letter, filed as correspondence via EDGAR on January 13, 2017, in which we requested the acceleration of the effective date of the above-referenced Registration Statement, as amended, for Tuesday, January 17, 2017 at 5:00 p.m. EST, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very Truly Yours,

/s/ Jeffrey Cosman
Jeffrey Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.